NEWS RELEASE

Alderon, Labrador City and Wabush Sign MOUs
to Formalize Working Relationship

March 26, 2013	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased to announce it has signed a Memorandum of Understanding (“MOU”) with each of the Towns of Labrador City and Wabush as work progresses toward receiving project related approvals for the Kami iron ore project (the “Kami Project”).

Recognizing the tremendous potential benefits for the region and acknowledging the importance of working collaboratively towards achieving those benefits, Alderon and both towns agree in the MOUs to formalize their working relationship and to facilitate community consultation and input. Alderon will establish separate committees with both towns, and schedule regular meetings to address any issues or concerns. This will serve to further enhance community engagement as the Kami Project progresses.

“These MOUs build upon our strong established track record of consultation and cooperation with the communities and residents of Labrador City and Wabush,” said Tayfun Eldem, President and CEO of Alderon. “The Kami Project will further build on Labrador’s reputation as a significant producer of iron ore, create long-term jobs and spur economic activity. We acknowledge that our activity will impact the local community and we want to work cooperatively with both towns to ensure we identify any issues and concerns, and develop mutually acceptable mitigation measures.

Alderon has already held several public information sessions, conducted extensive meetings with Town Councils and engaged in general community consultation. The outcome of these interactions has been reflected in the Environmental Impact Statement filed in September 2012.  The process agreed to in the MOUs will facilitate discussion on such topics as: community infrastructure, environmental concerns, and accommodations for workers.

“Labrador City welcomes the opportunity to work collaboratively with Alderon in the development of the Kami Project, whereby the interests of our residents are protected and the community enhanced,” said Karen Oldford, Mayor of the Town of Labrador City.  “We appreciate the corporate responsibility demonstrated by Alderon and look forward to more of the same as this project progresses.”

“I am encouraged with the potential that the Kami Project can bring to the Town of Wabush, and we will continue to work with Alderon to ensure the safety of the operation,” said Ron Barron, Mayor of Wabush. “The Kami Project will benefit our community, and will allow us the resources to plan ahead and make our town an even better place to live in the future. I look forward to a long and prosperous partnership.”

The Kami Project will create 800 jobs during the peak of construction and greater than 500+ full time jobs over the life of the 30 year mine. It will generate over $7 billion in Federal and Provincial taxes (direct, indirect and induced) and contribute over $20 billion to the Newfoundland & Labrador GDP.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal, St. John’s and Labrador City.  The Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Ian Chadsey
1-514-817-5799 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this press release include, but are not limited to, statements with respect to (i) project approvals for the Kami Project; (ii) the life of the mine at the Kami Project; (iii) the number of jobs created by the Kami Project; (iv) the benefits of the MOUs; and (v) the potential economic benefits of the Kami Project. In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulators. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.